CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	July 6,	September 29,
	2014	2013

Current assets:
Cash and cash equivalents	$45,092	$97,368
Trade accounts receivable	366,426	255,018
Income taxes receivable	3,097	700
Inventories (note 4)	723,426	595,794
Prepaid expenses and deposits	18,036	14,959
Assets held for sale	5,839	5,839
Other current assets	18,695	11,034
Total current assets	1,180,611	980,712

Non-current assets:
Property, plant and equipment	812,364	655,869
Intangible assets	238,594	247,537
Goodwill	150,099	150,099
Deferred income taxes	-	1,443
Other non-current assets	8,537	7,991
Total non-current assets	1,209,594	1,062,939

Total assets	$2,390,205	$2,043,651

Current liabilities:
Accounts payable and accrued liabilities	$301,053	$289,414
Total current liabilities	301,053	289,414

Non-current liabilities:
Long-term debt (note 5)	135,000	-
Deferred income taxes	4,440	-
Employee benefit obligations	15,332	18,486
Provisions	15,914	16,325
Total non-current liabilities	170,686	34,811

Total liabilities	471,739	324,225

Equity:
Share capital	107,103	107,867
Contributed surplus	34,082	28,869
Retained earnings	1,780,211	1,583,346
Accumulated other comprehensive income	(2,930)	(656)
Total equity attributable to shareholders of the Company	1,918,466	1,719,426

Total liabilities and equity	$2,390,205	$2,043,651

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.27

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Net sales	$693,783	$614,322	$1,693,993	$1,558,138
Cost of sales	499,593	421,020	1,227,377	1,101,013

Gross profit	194,190	193,302	466,616	457,125

Selling, general and administrative expenses	71,752	69,861	213,843	212,841
Restructuring and acquisition-related costs (note 6)	632	1,576	2,714	7,715

Operating income	121,806	121,865	250,059	236,569

Financial expenses, net (note 7(b))	732	1,480	1,260	5,352
Equity earnings in investment in joint venture	-	-	-	(46)

Earnings before income taxes	121,074	120,385	248,799	231,263

Income tax expense	5,075	4,555	11,924	7,865

Net earnings	115,999	115,830	236,875	223,398

Other comprehensive (loss) income, net of related
income taxes (note 9):
Cash flow hedges	(1,162)	(79)	(2,274)	3,025

Comprehensive income	$114,837	$115,751	$234,601	$226,423

Earnings per share:
Basic (note 10)	$0.95	$0.95	$1.95	$1.84
Diluted (note 10)	$0.94	$0.94	$1.92	$1.82

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.28

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended July 6, 2014 and June 30, 2013
(in thousands or thousands of U.S. dollars) - unaudited

				Accumulated
				other
	Share capital		Contributed	comprehensive	Retained	Total
	Number	Amount	surplus	income (loss)	earnings	equity

Balance, September 29, 2013	121,626	$107,867	$28,869	$(656)	$1,583,346	$1,719,426

Share-based compensation	-	-	7,219	-	-	7,219
Shares issued under employee share
purchase plan	15	778	-	-	-	778
Shares issued pursuant to exercise of
stock options	87	3,339	(964)	-	-	2,375
Shares issued or distributed pursuant to
vesting of restricted share units	406	9,600	(9,600)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(300)	(14,481)	8,383	-	-	(6,098)
Dividends declared	-	-	175	-	(40,010)	(39,835)
Transactions with shareholders of the
Company recognized directly in equity	208	(764)	5,213	-	(40,010)	(35,561)

Cash flow hedges	-	-	-	(2,274)	-	(2,274)
Net earnings	-	-	-	-	236,875	236,875
Comprehensive income	-	-	-	(2,274)	236,875	234,601

Balance, July 6, 2014	121,834	$107,103	$34,082	$(2,930)	$1,780,211	$1,918,466

Balance, September 30, 2012	121,386	$101,113	$25,579	$(7,075)	$1,306,724	$1,426,341

Share-based compensation	-	-	5,911	-	-	5,911
Shares issued under employee share
purchase plan	18	665	-	-	-	665
Shares issued pursuant to exercise of
stock options	155	5,460	(1,381)	-	-	4,079
Shares issued or distributed pursuant to
vesting of restricted share units	224	6,537	(6,537)	-	-	-
Share repurchases for future settlement
of non-Treasury RSUs	(278)	(9,621)	5,114	-	-	(4,507)
Dividends declared	-	-	200	-	(33,029)	(32,829)
Transactions with shareholders of the
Company recognized directly in equity	119	3,041	3,307	-	(33,029)	(26,681)

Cash flow hedges	-	-	-	3,025	-	3,025
Net earnings	-	-	-	-	223,398	223,398
Comprehensive income	-	-	-	3,025	223,398	226,423

Balance, June 30, 2013	121,505	$104,154	$28,886	$(4,050)	$1,497,093	$1,626,083

See accompanying notes to condensed interim consolidated financial statements.
QUARTERLY REPORT – Q3 2014 P.29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Cash flows from (used in) operating activities:
Net earnings	$115,999	$115,830	$236,875	$223,398
Adjustments to reconcile net earnings to cash flows
from operating activities (note 11(a))	30,650	28,811	78,699	83,651
	146,649	144,641	315,574	307,049
Changes in non-cash working capital balances:
Trade accounts receivable	(69,901)	6,755	(110,911)	(4,576)
Income taxes	319	1,526	(2,284)	(838)
Inventories	146	21,217	(125,000)	(42,515)
Prepaid expenses and deposits	(6,034)	(3,682)	(3,077)	(3,235)
Other current assets	(6,403)	2,555	(7,849)	(124)
Accounts payable and accrued liabilities	19,551	(570)	12,162	(13,015)
Cash flows from operating activities	84,327	172,442	78,615	242,746

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(73,917)	(22,143)	(215,867)	(89,047)
Purchase of intangible assets	(1,550)	(515)	(3,563)	(3,589)
Business acquisitions, net of cash acquired	-	(5,560)	-	(8,027)
Proceeds on disposal of assets held for sale and
property, plant and equipment	3,326	9	4,595	1,380
Cash flows used in investing activities	(72,141)	(28,209)	(214,835)	(99,283)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under
revolving long-term bank credit facility	(13,000)	(89,000)	135,000	(56,000)
Dividends paid	(13,329)	(10,916)	(39,835)	(32,829)
Proceeds from the issuance of shares	421	3,299	3,078	4,680
Share repurchases for future settlement of
non-Treasury RSUs	-	-	(14,481)	(9,621)
Cash flows (used in) from financing activities	(25,908)	(96,617)	83,762	(93,770)

Effect of exchange rate changes on cash and cash
equivalents denominated in foreign currencies	223	(193)	182	35
Net (decrease) increase in cash and cash equivalents
during the period	(13,499)	47,423	(52,276)	49,728
Cash and cash equivalents, beginning of period	58,591	72,715	97,368	70,410
Cash and cash equivalents, end of period	$45,092	$120,138	$45,092	$120,138

Cash paid during the period (included in cash flows from operating activities):
Interest	$617	$1,144	$1,135	$3,503
Income taxes	2,437	2,157	8,519	7,230

Supplemental disclosure of cash flow information (note 11)

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.30

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended July 6, 2014
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are for the Company’s third quarter of fiscal 2014 as at and for the three and nine months ended July 6, 2014 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a)	Statement of compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s 2013 audited annual consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on July 30, 2014.

(b)	Seasonality of the business:

The Company’s revenues and net earnings are subject to seasonal variations. Historically, consolidated net sales have been lowest in the first quarter and highest in the second half of the fiscal year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, net sales have historically been higher during the third quarter of the fiscal year. For our Branded Apparel segment, net sales have historically been higher during the fourth quarter of the fiscal year.

(c)	Initial application of new or amended accounting standards in the reporting period:

On September 30, 2013, the Company adopted the following new or amended accounting standards.

(i)
IFRS 10, Consolidated Financial Statements replaces SIC-12, Consolidation - Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess. The adoption of IFRS 10 did not have an impact on the Company’s consolidated financial statements.

(ii)
IFRS 11, Joint Arrangements supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 focuses on the rights and obligations of a joint arrangement, rather than its legal form as was the case under IAS 31. The adoption of IFRS 11 did not have an impact on the Company’s consolidated financial statements.

(iii)
IFRS 12, Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, and unconsolidated structured entities. As required, the enhanced disclosures will be included in our annual consolidated financial statements for the year ended October 5, 2014.

QUARTERLY REPORT – Q3 2014 P.31

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(c)	Initial application of new or amended accounting standards in the reporting period (continued):
(iv)
IFRS 13, Fair Value Measurement improves consistency and reduces complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The adoption of IFRS 13 did not result in any measurement adjustments or changes to our valuation techniques to determine fair value. We have included the related interim disclosures in note 8 to these condensed interim consolidated financial statements.

(v)
IAS 19, Employee Benefits requires, among other changes, entities to compute the financing cost component of defined benefit plans by applying the discount rate used to measure post-employment benefit obligations to the net post-employment benefit obligations (usually, the present value of defined benefit obligations less the fair value of plan assets). Furthermore, the amendments to IAS 19 enhance the disclosure requirements for defined benefit plans, providing additional information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans. The adoption of IAS 19 did not have an impact on recognition or measurement, but will result in additional disclosures in our annual consolidated financial statements for the year ended October 5, 2014.

In addition, on March 31, 2014, the Company early adopted IFRS 9, Financial Instruments (2013). This standard establishes principles for the financial reporting classification of financial assets and financial liabilities. This standard also incorporates a new hedging model which increases the scope of hedged items eligible for hedge accounting and removes the requirements for quantitative thresholds when calculating hedge effectiveness, allowing flexibility in how an economic relationship is demonstrated. This new standard also increases required disclosures about an entity’s risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements.

IFRS 9 (2013) uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 (2013) is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9 (2013).

On July 24, 2014, the IASB issued the final version of IFRS 9, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39. The final version of IFRS 9 supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018, however an entity may elect to apply earlier versions of IFRS 9 if the entity’s relevant date of initial application is before February 1, 2015.

The adoption of IFRS 9 (2013) did not result in any measurement adjustments to our financial assets and financial liabilities, and did not result in any changes in the eligibility for hedge accounting and the accounting for the derivative financial instruments designated as effective hedging instruments at the transition date. We have reviewed our significant accounting policies for financial instruments and derivative financial instruments and hedging relationships to align them with IFRS 9 (2013).

The following summarizes the classification and measurement changes for the Company’s non-derivative financial assets and financial liabilities as a result of the adoption of IFRS 9 (2013).

	Category under IAS 39	Category under IFRS 9

Financial assets:
Cash and cash equivalents	Loans and receivables	Amortized cost
Trade accounts receivable	Loans and receivables	Amortized cost
Other current assets	Loans and receivables	Amortized cost
Long-term non-trade receivables
included in other non-current assets	Loans and receivables	Amortized cost

Financial liabilities:
Accounts payable and accrued
liabilities	Other financial liabilities	Amortized cost
Long-term debt - bearing interest
at variable rates	Other financial liabilities	Amortized cost

QUARTERLY REPORT – Q3 2014 P.32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(c)	Initial application of new or amended accounting standards in the reporting period (continued):
As at March 31, 2014 and September 29, 2013, the Company had derivative financial assets and derivative financial liabilities designated as effective hedging instruments, measured at fair value, included in other current assets and accounts payable and accrued liabilities. The accounting for our financial instruments and the line item in which they are included in the consolidated statement of financial position were unaffected by the adoption of IFRS 9 (2013) upon transition.

(d)	Update to significant accounting policies:
As a result of the initial adoption of IFRS 9 (2013), as described above, the Company has updated its significant accounting policies as follows:

Financial instruments:
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

(i)	Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:
•	The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest.

The Company’s policy on impairment of financial assets measured at amortized cost is the same as that applied in its consolidated financial statements as at and for the year ended September 29, 2013 for loans and receivables. The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets, and long-term non-trade receivable as financial assets measured at amortized cost.

(ii)	Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value.

(iii)	Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt as financial liabilities measured at amortized cost.

(iv)	Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are re-measured at each reporting date with any changes therein recognized in net earnings. The Company currently has no financial liabilities measured at fair value.

QUARTERLY REPORT – Q3 2014 P.33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(d)	Update to significant accounting policies (continued):

Derivative financial instruments and hedging relationships:

The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Levies
In May 2013, the IASB released IFRIC 21, Levies, which provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow of resources from an entity imposed by a government in accordance with legislation, other than income taxes within the scope of IAS 12, Income Taxes, and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be recorded before the specified minimum threshold is reached. IFRIC 21 will be effective for the Company’s fiscal year beginning on October 6, 2014, and is to be applied retrospectively. The Company is currently assessing the impact of the adoption of this interpretation on its consolidated financial statements.

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 will be effective for the Company’s fiscal year beginning on October 2, 2017, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. INVENTORIES:

	July 6,	September 29,
	2014	2013

Raw materials and spare parts inventories	$96,740	$69,508
Work in progress	57,870	36,507
Finished goods	568,816	489,779
	$723,426	$595,794

5. LONG-TERM DEBT:

The Company has a committed unsecured revolving long-term bank credit facility of $800 million. The facility provides for an annual extension which is subject to the approval of the lenders, and amounts drawn under the facility bear interest at a variable banker’s acceptance or U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, such range being a function of the total debt to EBITDA ratio (as defined in the credit facility agreement). In December 2013, the Company amended its revolving long-term bank credit facility to extend the maturity date from January 2018 to January 2019. As at July 6, 2014, $135.0 million (September 29, 2013 - nil) was drawn under the facility, and the effective interest rate for the nine months ended July 6, 2014 was 1.3%. In addition, an amount of $16.5 million (September 29, 2013 - $7.4 million) has been committed against this facility to cover various letters of credit. The revolving long-term bank credit facility requires the Company to comply with certain covenants including maintenance of financial ratios. The Company was in compliance with all covenants as at July 6, 2014.

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Charges related to assets held for sale and property,
plant and equipment	$-	$29	$(338)	$1,204
Employee termination and benefit costs	-	447	429	737
Loss on settlement on wind-up of defined benefit
pension plan	-	-	1,898	-
Exit, relocation and other costs	(127)	799	(34)	3,697
Remeasurement of contingent consideration in
connection with a business acquisition	-	(1)	-	266
Loss on business acquisition achieved in stages	-	197	-	1,518
Acquisition-related transaction costs	759	105	759	293
	$632	$1,576	$2,714	$7,715

Restructuring and acquisition-related costs for the nine months ended July 6, 2014 relate primarily to a loss incurred on the final settlement on the wind-up of the Gold Toe defined benefit pension plan, and transaction costs related to the acquisition of the operating assets of Doris Inc. (see note 14).

For the nine months ended June 30, 2013, exit, relocation and other costs relate primarily to costs incurred in connection with the acquisition and integration of Anvil Holdings, Inc., including a charge of $1.6 million related to lease exit costs. Charges related to assets held for sale and property, plant and equipment of $1.2 million during the nine months ended June 30, 2013 included write-downs on the Company’s former U.S. sock knitting and finishing facilities in Fort Payne, Alabama which were closed in prior years in connection with the consolidation of its sock manufacturing operations in Honduras. In the first nine months of fiscal 2013, the Company also incurred a loss on business acquisition achieved in stages of $1.5 million in connection with the acquisition of the remaining 50% interest of CanAm Yarns, LLC.

QUARTERLY REPORT – Q3 2014 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER INFORMATION:

(a)	Depreciation and amortization:
	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Depreciation of property, plant and equipment	$21,637	$18,973	$61,490	$59,704
Adjustment for the variation of depreciation of property,
plant and equipment included in inventories
at the beginning and end of the period	(154)	4,518	(2,632)	(1,977)
Depreciation of property, plant and equipment included
in net earnings	21,483	23,491	58,858	57,727
Amortization of intangible assets, excluding software	3,688	3,901	11,064	11,703
Amortization of software	532	379	1,442	1,167
Depreciation and amortization included in net earnings	$25,703	$27,771	$71,364	$70,597

         Property, plant and equipment includes $123.5 million (September 29, 2013 - $114.0 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

(b)	Financial expenses, net:
	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Interest expense on financial liabilities recorded at
amortized cost	$580	$78	$1,104	$2,187
Bank and other financial charges	919	861	2,498	2,688
Interest accretion on discounted provisions	81	78	241	233
Foreign exchange (gain) loss	(848)	463	(2,583)	244
	$732	$1,480	$1,260	$5,352

QUARTERLY REPORT – Q3 2014 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	July 6,	September 29,
	2014	2013

Financial assets
Amortized cost:
Cash and cash equivalents	$45,092	$97,368
Trade accounts receivable	366,426	255,018
Other current assets	18,430	9,931
Long-term non-trade receivables included in other
non-current assets	4,120	3,400
Derivative financial instruments designated as effective
hedging instruments included in other current assets	265	1,103

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	296,326	287,382
Long-term debt - bearing interest at variable rates	135,000	-
Derivative financial instruments designated as effective
hedging instruments included in accounts payable
and accrued liabilities	4,727	2,032

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt
The fair values of the long-term non-trade receivables included in other non-current assets, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts because the interest rates applied to measure their carrying amount approximate current market interest rates.

Derivatives
The derivatives consist of foreign exchange and commodity forward and market-traded option contracts. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the market-traded option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads.

The fair values of financial assets, financial liabilities and derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT – Q3 2014 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME:

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Net (loss) gain on derivatives designated as cash flow
hedges	$(2,896)	$(16)	$(5,058)	$2,401
Income taxes	29	-	51	(24)

Amounts reclassified from other comprehensive income
to property, plant and equipment	(84)	-	(991)	-

Amounts reclassified from other comprehensive income
to net earnings, and included in:
Net sales	1,534	(259)	2,989	543
Cost of sales	-	(20)	-	(301)
Selling, general and administrative expenses	-	-	113	-
Financial expenses, net	273	213	660	405
Income taxes	(18)	3	(38)	1
Other comprehensive (loss) income	$(1,162)	$(79)	$(2,274)	$3,025

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Net earnings - basic and diluted	$115,999	$115,830	$236,875	$223,398

Basic earnings per share:
Basic weighted average number of common shares
outstanding	121,792	121,446	121,694	121,422
Basic earnings per share	$0.95	$0.95	$1.95	$1.84

Diluted earnings per share:
Basic weighted average number of common shares
outstanding	121,792	121,446	121,694	121,422
Plus dilutive impact of stock options, Treasury RSUs
and common shares held in trust	1,422	1,313	1,449	1,209
Diluted weighted average number of common shares
outstanding	123,214	122,759	123,143	122,631
Diluted earnings per share	$0.94	$0.94	$1.92	$1.82

Excluded from the above calculation for the three months ended July 6, 2014 are 173,226 stock options (2013 - 191,088) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended July 6, 2014 are 173,226 stock options (2013 - 248,268) which were deemed anti-dilutive.

QUARTERLY REPORT – Q3 2014 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)	Adjustments to reconcile net earnings to cash flows from operating activities:
	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Depreciation and amortization (note 7(a))	$25,703	$27,771	$71,364	$70,597
Loss on business acquisition achieved in stages (note 6)	-	197	-	1,518
Restructuring charges related to assets held for sale
and property, plant and equipment (note 6)	-	29	(338)	1,204
(Gain) loss on remeasurement of contingent consideration	-	(1)	-	266
(Gain) loss on disposal of property, plant and equipment	(105)	(13)	(909)	193
Share-based compensation	2,697	2,128	7,294	5,975
Deferred income taxes	2,524	1,270	5,927	2,360
Equity earnings in investment in joint venture	-	-	-	(46)
Unrealized net gain on foreign exchange and financial
derivatives	(139)	(1,694)	(782)	(2,563)
Adjustment to financial derivatives included in other
comprehensive income, net of amounts reclassified to
net earnings	-	(116)	-	64
Other non-current assets	(460)	(772)	(546)	657
Employee benefit obligations	349	(66)	(2,900)	1,096
Provisions	81	78	(411)	2,330
	$30,650	$28,811	$78,699	$83,651

(b)	Variations in non-cash transactions:
	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Additions to property, plant and equipment included in
accounts payable and accrued liabilities	$3,408	$1,249	$5,793	$(112)
Addition to property, plant and equipment transferred
from prepaid expenses and deposits and other
non-current assets	-	-	-	5,826
Proceeds on disposal of property, plant and equipment
included in other current assets	3,163	-	(327)	-
Balance due on business acquisition	-	(500)	-	(500)
Settlement of pre-existing relationship	-	(4,038)	-	(4,038)
Transfer from accounts payable and accrued liabilities to
to contributed surplus in connection with share
repurchases for future settlement of non-Treasury RSUs	-	-	8,383	5,114
Non-cash ascribed value credited to contributed surplus
for dividends attributed to Treasury RSUs	54	74	175	200
Non-cash ascribed value credited to share capital from
shares issued or distributed pursuant to vesting of
restricted share units and exercise of stock options	3,628	1,172	10,564	7,918

QUARTERLY REPORT – Q3 2014 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c)	Cash and cash equivalents:
	July 6,	September 29,
	2014	2013

Bank balances	$45,028	$96,493
Term deposits	64	875
	$45,092	$97,368

12. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 30 countries across North America, Europe, Asia-Pacific and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear and activewear products, primarily to U.S. retailers.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2013 audited annual consolidated financial statements, and notes 2 (c) and 2 (d) of these condensed interim consolidated financial statements.

QUARTERLY REPORT – Q3 2014 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13. SEGMENT INFORMATION (continued):

	Three months ended		Nine months ended
	July 6,	June 30,	July 6,	June 30,
	2014	2013	2014	2013

Segmented net sales:
Printwear	$483,401	$432,969	$1,123,774	$1,044,711
Branded Apparel	210,382	181,353	570,219	513,427
Total net sales	$693,783	$614,322	$1,693,993	$1,558,138

Segment operating income:
Printwear	$129,687	$119,236	$270,102	$252,409
Branded Apparel	15,550	27,314	50,776	60,375
Total segment operating income	$145,237	$146,550	$320,878	$312,784

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$145,237	$146,550	$320,878	$312,784
Amortization of intangible assets, excluding software	(3,688)	(3,901)	(11,064)	(11,703)
Corporate expenses	(19,111)	(19,208)	(57,041)	(56,797)
Restructuring and acquisition-related costs	(632)	(1,576)	(2,714)	(7,715)
Financial expenses, net	(732)	(1,480)	(1,260)	(5,352)
Equity earnings in investment in joint venture	-	-	-	46
Earnings before income taxes	$121,074	$120,385	$248,799	$231,263

14. EVENTS AFTER THE REPORTING PERIOD:

On July 7, 2014, the Company acquired substantially all of the operating assets and assumed certain liabilities of Doris Inc. (“Doris”) for cash consideration of $102.0 million, with additional contingent payments of up to $9.4 million, which are based on the achievement of targets for growth in sales revenues over a three-year period. The acquisition was financed by the utilization of the Company’s revolving long-term bank credit facility. Doris is a marketer and manufacturer of branded sheer hosiery, legwear and shapewear products to retailers in Canada and the United States. The acquisition immediately provides Gildan with an established sales organization and a platform for retail distribution of the Gildan® and Gold Toe® brands in Canada. In addition, the acquisition further enhances and expands the Company’s consumer brand portfolio within its existing U.S. retail distribution network and further broadens the Company’s retail distribution network in the United States due to Doris’ strong presence in the food and drug channel. The acquisition is also expected to position the Company to increase its penetration in the basic women’s apparel markets and into the ladies’ intimates category.

The Company will account for the acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. Results of the acquired operations will be consolidated with those of the Company from the date of acquisition and will be reflected as part of the results of the Branded Apparel segment. The Company has not yet completed the accounting for the business combination, including the determination of the fair values of the identifiable net assets acquired and the allocation of the purchase price to the identifiable net assets acquired.

QUARTERLY REPORT – Q3 2014 P.41